To Our Shareholders:

Second quarter earnings at Pacific Century Financial Corporation reflected the impact of a previously-announced restructuring charge and increased provisioning to the reserve for loan losses. Because of these special items, your company reported a nominal net income of $3.1 million for this year's second quarter. Diluted earnings per share for the quarter were $0.04.

Pacific Century's total assets at June 30, 1998 were $14.7 billion, up 4.0 percent from $14.2 billion at June 30, 1997. Total deposits stood at $9.5 billion, up 6.6 percent from $8.9 billion at second quarter-end 1997. Net loans increased to $9.0 billion, up 4.5 percent from $8.7 billion at June 30, 1997. These year-to-year comparisons are impacted by the acquisition of California United Bank in the third quarter of 1997 and the Banque Paribas institutions in the South Pacific this quarter.

Pacific Century's board of directors declared a quarterly cash dividend of 16 1/4 cents per share on the outstanding common stock. This dividend will be payable on September 15, 1998 to shareholders of record at the close of business on August 21, 1998.

On July 1, 1998, Pacific Century announced two special items relative to the second quarter. The first item was a $19.4 million restructuring charge related to previously announced merger of First Federal Savings & Loan Association (FFSL) and Bank of Hawaii, and the merger of our two bank subsidiaries on the U.S. Mainland. Once completed, Pacific Century's branch rationalization and consolidation program is intended to reduce annual operating expense by as much as $22 million.

The second item involved an increase in the quarterly provisioning to the reserve for loan losses to $42.0 million, up from $18.3 million in the first quarter of 1998. This $42 million in provisioning exceeded net loan charge-offs of $26 million and increased the reserve for loan losses in recognition of the continuing financial volatility in Asia. Loan charge-offs related to Asia totaled $17.0 million, including $3.0 million in Indonesian loans and $14.0 million in Thai loans. This provisioning is consistent with our traditionally conservative credit philosophy.

I want to emphasize that these are positive steps which will enable us to move ahead focused on our financial objectives as well as our redesign initiatives. These actions were taken to improve the performance of our Hawaii and Asia markets in the future and to position all four of our markets to take advantage of the growth opportunities throughout the Pacific region.

In the second quarter, Pacific Century completed the acquisition of Banque Paribas Pacifique in New Caledonia and Banque Paribas Polynesie in French Polynesia. Together, these banks increased total assets by $300 million as of June 30, 1998. In addition, Pacific Century further expanded its Asia-Pacific presence by concluding a strategic alliance with the Bank of Queensland in Australia.

Your company has made significant progress on the key initiatives that were identified earlier this year to improve performance and achieve our financial targets. In April, Pacific Century reincorporated in the state of Delaware. The planned merger of Pacific Century's two mainland banks and the consolidation of Hawaii's FFSL and Bank of Hawaii are on track for completion in the third quarter. Plans are underway for several outsourcing initiatives, including the trust accounting function (to begin in August) and credit card processing (set to begin in November). And customers have been notified of planned branch consolidations in Hilo, Hanalei, Aiea, Enchanted Lake and at Waterfront Plaza. Branches at Barbers Point, Waialua and Kukui Grove have already been consolidated this year.

At the same time, Pacific Century continues to capitalize on the strength and cost efficiencies of its electronic delivery network. Recently e-bankoh, Bank of Hawaii's Internet banking channel, was ranked among the top five on-line banks nationwide and #1 in ease of use by Gomez Advisors, a leading independent on-line financial services authority services. e-bankoh now serves approximately 1% of Bank of Hawaii's customer base.

These are times which challenge us to make tough decisions and take bold actions that will set your company on course for future success. I want to assure you that Pacific Century's management team is committed to doing what it takes to accomplish the performance goals and achieve the financial objectives that we have set.

We remain staunchly confident in the strength of this company as well as in the ability of our people to do the job that needs to be done in the months ahead. We remain steadfastly committed to achieving our performance objectives. We are prepared to take the necessary actions to achieve our goals. And we count on your continuing support as we guide your company into the future.


Sincerely,

LAWRENCE M. JOHNSON

Lawrence M. Johnson
Chairman and Chief Executive Officer


Corporate Offices:
Financial Plaza of the Pacific
130 Merchant Street
Honolulu, Hawaii  96813

Investor or Analyst Inquiries:
David A. Houle, Executive Vice President, Treasurer and Chief
Financial Officer
(808) 537-8288

or

Sharlene K. Bliss
Investor Relations
(808) 537-8037

or

Cori C. Weston
Corporate Secretary
(808) 537-8272

Highlights  (Unaudited)                         Pacific Century Financial Corporation and subsidiaries
------------------------------------------------------------------------------------------------------
                                                                           June 30          June 30
                                                                           1998             1997
------------------------------------------------------------------------------------------------------
Return on Average Assets                                                   0.50%            1.04%
------------------------------------------------------------------------------------------------------
Return on Average Equity                                                   6.53%            13.37%
------------------------------------------------------------------------------------------------------
Average Spread on Earning Assets                                           4.25%            3.94%
------------------------------------------------------------------------------------------------------
Average Equity/Average Assets                                              7.63%            7.75%
------------------------------------------------------------------------------------------------------
Book Value Per Common Share                                                $14.19           $13.75
------------------------------------------------------------------------------------------------------
Loss Reserve/Loans and Leases Outstanding                                  2.21%            1.90%
------------------------------------------------------------------------------------------------------

Common Stock Price Range                                                   High     Low     Dividend
------------------------------------------------------------------------------------------------------
1997                                                                       $28.06   $20.31  $0.625
------------------------------------------------------------------------------------------------------
1998 First Quarter                                                         $25.13   $20.31  $0.1625
------------------------------------------------------------------------------------------------------
1998 Second Quarter                                                        $25.88   $23.56  $0.1625
------------------------------------------------------------------------------------------------------

Consolidated Statements of Income  (Unaudited)
------------------------------------------------------------------------------------------------------
                                                           3 Months   3 Months   6 Months   6 Months
                                                           Ended      Ended      Ended      Ended
                                                           June 30    June 30    June 30    June 30
(in thousands of dollars except per share amounts)         1998       1997       1998       1997
------------------------------------------------------------------------------------------------------
Total Interest Income                                     $281,036   $255,539   $554,102   $505,708
Total Interest Expense                                     134,274    130,540    265,622    255,674
------------------------------------------------------------------------------------------------------
Net Interest Income                                        146,762    124,999    288,480    250,034
Provision for Possible Loan Losses                          41,982      7,286     60,285     12,374
------------------------------------------------------------------------------------------------------
Net Interest Income After Provision for Loan Losses        104,780    117,713    228,195    237,660
Total Non-Interest Income                                   52,171     46,260    105,035     87,961
Total Non-Interest Expense                                 153,999    108,956    275,702    215,017
------------------------------------------------------------------------------------------------------
Income Before Income Taxes                                   2,952     55,017     57,528    110,604
Provision (Credit) for Income Taxes                          (144)     19,411     20,412     39,517
------------------------------------------------------------------------------------------------------
  Net Income                                                $3,096    $35,606    $37,116    $71,087
======================================================================================================
Basic Earnings Per Share                                     $0.04      $0.45      $0.47      $0.90
Diluted Earnings Per Share                                   $0.04      $0.44      $0.46      $0.88
Basic - Weighted Average Shares                         80,258,217 78,799,958 80,070,764 79,117,490
Diluted - Weighted Average Shares                       81,416,341 79,771,362 81,170,893 80,115,918
------------------------------------------------------------------------------------------------------

Consolidated Statements of Condition  (Unaudited)
------------------------------------------------------------------------------------------------------
                                                                  June 30      December 31  June 30
(in thousands of dollars                                          1998         1997         1997
------------------------------------------------------------------------------------------------------
Assets
Interest-Bearing Deposits                                        $542,966     $335,847     $547,715
Investment Securities
  (Market Value of $3,728,525, $3,874,505,
    and $3,707,927 respectively)                                3,713,420    3,871,485    3,705,731
Securities Purchased Under Agreements to Resell                         -            -        1,600
Funds Sold                                                         31,715       80,457       85,758
Loans                                                           9,449,351    9,498,408    9,018,809
  Unearned Income                                               (199,613)    (209,721)    (197,967)
  Reserve for Loan Losses                                       (204,049)    (174,362)    (167,842)
------------------------------------------------------------------------------------------------------
Net Loans                                                       9,045,689    9,114,325    8,653,000
------------------------------------------------------------------------------------------------------
    Total Earning Assets                                       13,333,790   13,402,114   12,993,804
Cash and Non-Interest Bearing Deposits                            575,553      795,332      484,239
Premises and Equipment                                            304,813      288,358      272,080
Other Assets                                                      516,954      509,660      418,623
------------------------------------------------------------------------------------------------------
    Total Assets                                              $14,731,110  $14,995,464  $14,168,746
======================================================================================================
Liabilities
Deposits                                                       $9,505,968   $9,607,695   $8,916,155
Securities Sold Under Agreements to Repurchase                  2,313,784   2,279,124     2,146,713
Funds Purchased                                                   366,066      710,472      471,956
Short-Term Borrowings                                             379,129      226,127      490,770
Other Liabilities                                                 360,583      349,050      359,350
Long-Term Debt                                                    665,106      705,789      701,633
------------------------------------------------------------------------------------------------------
    Total Liabilities                                          13,590,636   13,878,257   13,086,577

Shareholders' Equity
Common Stock ($.01 par value at June 30, 1998 and $2.00 par value at December 31, 1997 and June 30, 1997), authorized 500,000,000 shares; issued and outstanding, June 1998 - 80,385,041;
  December 1997 - 79,684,553; June 1997 - 39,363,421;                 804      159,369       78,727
Capital Surplus                                                   340,872      168,920      160,375
Accumulated Other Comprehensive Income                           (25,958)     (24,766)      (7,836)
Retained Earnings                                                 824,756      813,684      850,903
------------------------------------------------------------------------------------------------------
    Total Shareholders' Equity                                  1,140,474    1,117,207    1,082,169
------------------------------------------------------------------------------------------------------
    Total Liabilities and Shareholders' Equity                $14,731,110  $14,995,464  $14,168,746
------------------------------------------------------------------------------------------------------
/TABLE